Exhibit 99.1

Arco Reports Second Quarter 2021 Results

Operating results reflect revenue seasonality, product development and sales force increase, while cash flow improves as receivables are collected and the company resumes its cash generation profile

São Paulo, Brazil, August 19, 2021 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the second quarter ended June 30, 2021.

“Operating results for the 2Q21 still reflect the challenges imposed by the COVID-19 in the sector and the schools' operations. Despite the revenue seasonality and the higher investments in product and sales force impacting our margins this quarter, we reaffirm our margin guidance for 2021. The sales cycle for the 2022 school year continues strong, with YTD organic growth pace for our core legacy solutions multiple times ahead of 2020 and in-line with 2019 levels and renewal rates following historical trends. As for the supplemental business, YTD data points to an acceleration versus last cycle but a two-step recovery to pre-pandemic growth pace, while renewal rates are, at this point, much stronger versus 2020. Finally, we are very proud of our first ESG report, released on August 10, in which we disclose material themes to the Company that will guide us in our path to further expand our impact on Brazilian Education. We are confident that the worst is behind us and as vaccination progresses in the country and we keep investing in evolving our solutions we will be able to reaccelerate growth and fulfill our mission to transform the way students learn by delivering high-quality education at scale.” said Ari de Sá Neto, CEO and founder of Arco.

Second Quarter 2021 Results

•	Net revenue of R$256.3 million;

•	Gross profit of R$188.2 million;

•	Adjusted EBITDA of R$72.3 million; and

•	Adjusted net income of R$36.4 million.

First Half 2021 Results

•	Net Revenue of R$588.0 million;

•	Gross Profit of R$432.7 million;

•	Adjusted EBITDA of R$190.6 million; and

•	Adjusted Net Income of R$97.5 million.

Key Messages

•	Net revenues for the quarter increased 9% year-over-year to R$256.3 million, representing a 21.9% revenue recognition of the ACV bookings, above revenue recognition guidance provided in 1Q21 but below historical levels. Core solutions presented a 14% drop versus 2Q20 to R$200.2 million as part of the revenue recognition was anticipated to 1Q21, while Supplemental solutions increased to R$56.1 million (versus R$1.8 million in 2Q20), impacted by the acquisition of Escola da Inteligência concluded in December 2020. For the 6 months of 2021, net revenues increased 18% year-over-year to R$588.0 million, with Core solutions increasing 2% to R$464.8 million and Supplemental solutions increasing 188% to R$ 123.2 million.

•	Adjusted EBITDA was R$72.3 million in 2Q21, a 28% drop versus 2Q20, impacted by lower revenue recognition due to the impact of COVID-19’s second wave, product development and investments in sales & marketing as Arco paves the way for future growth. As a result, adjusted EBITDA margin was 28.2% in the quarter versus 42.8% in 2Q20. For the 6 months of 2021, adjusted EBITDA was R$190.6 million, resulting in a margin of 32.4% versus 39.8% for 6M20. When excluding M&As concluded this year, and therefore not incorporated in the guidance, margin was 28.8% for 2Q21 and 32.8% for 6M21. We are maintaining our 2021 adjusted EBITDA margin guidance unchanged at 35.5%-37.5%.

•	Free cash flow presented an 8% year-over-year increase to R$ 63.7 million in 2Q21 and a significant improvement versus 1Q21, mainly due to the collection of trade receivables generated in previous quarters when the Company opted to assist its partner schools by extending payment terms. As a result, free cash flow/adjusted EBITDA ratio reached 88.2% (versus 58.7% in 2Q20 and -1.7% in 1Q21).

Free cash flow (R$ MM)	2Q21	2Q20	YoY	1Q21	QoQ
Cash generated from operations	113,157	89,878	26%	89,228	27%
(-) Income tax paid	(4,529)	(6,477)	-30%	(46,988)	-90%
(-) Interest paid on lease liabilities	(743)	(285)	161%	(860)	-14%
(-) Interest paid on investment acquisition	(70)	-	n/a	(4,153)	-98%
(-) Interest paid on loans and financing	(4,378)	-	n/a	(3,567)	23%
(-) Payments for contingent consideration	(332)	-	n/a	-	n/a
Cash Flow from Operating Activities	103,105	83,116	24%	33,660	206%
(-) Acquisition of property, plant and equipment	(2,534)	(1,665)	52%	(2,998)	-15%
(-) Acquisition of intangible assets	(36,842)	(22,421)	64%	(32,701)	13%
Free cash flow	63,729	59,030	8%	(2,039)	n/a

•	The 19% QoQ reduction in trade receivables reflects Arco’s business resilience and its capacity to collect from partner schools to whom we provided support through more flexible payment terms.

Trade Receivables - Aging (R$ MM)	2Q21	2Q20	YoY	1Q21	QoQ
Neither past due nor impaired	357.2	247.4	44%	481.9	-26%
1 to 60 days	36.9	38.0	-3%	20.5	80%
61 to 90 days	9.3	12.7	-27%	6.9	35%
91 to 120 days	7.1	10.3	-31%	4.5	58%
121 to 180 days	7.9	8.0	-2%	11.0	-28%
More than 180 days	59.3	23.9	148%	65.1	-9%
Trade receivables	477.7	340.5	40%	589.8	-19%

Days of sales outstanding	2Q21	2Q20	YoY	1Q21	QoQ
Trade receivables (R$ MM)	477.7	340.5	40%	589.8	-19%
(-) Allowance for doubtful accounts	(71.3)	(42.0)	70%	(67.3)	6%
Trade receivables, net (R$ MM)	406.4	298.4	36%	522.5	-22%
Net revenue LTM pro-forma[1]	1,118.6	911.8	23%	1,130.2	-1%
Adjusted DSO	133	119	11%	169	-21%

1)	Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

•	No significant change in the allowance for doubtful accounts, reflecting solid receivables profile and a strong collection process following our strategy to assist our partner schools by providing more flexible payment terms during the pandemic.

Allowance for doubtful accounts (R$ MM)	2Q21	2Q20	YoY	1Q21	QoQ
Allowance for doubtful accounts	(6.6)	(6.4)	3%	(3.8)	74%
% of Revenues	-2.6%	-2.7%	0.1 p.p.	-1.2%	-1.4 p.p.
Allowance for doubtful accounts adjusted for COVID impact[1]	(6.6)	(5.5)	20%	(3.8)	74%
% of Revenues	-2.6%	-2.3%	-0.3 p.p.	-1.1%	-1.5 p.p.

1)	Calculated excluding COVID-19 impact on allowance for doubtful accounts to better reflect a normalized level of this line.

•	The increase in CAPEX observed in the 2Q21, reaching R$39.4 million or 15.4% of the net revenues, is mainly explained by an increase in investments in software as Arco concludes Positivo’s operational system integration. The integration of other businesses acquired in recent years will continue in upcoming quarters but should be less complex and therefore demand less investment.

CAPEX (R$ MM)[1]	2Q21	2Q20	YoY	1Q21	QoQ
Acquisition of intangible assets	36.8	22.4	64%	32.7	13%
Educational platform - content development	8.1	9.7	-16%	8.7	-7%
Educational platform - platforms and educational technology	13.0	3.6	261%	15.6	17%
Software	13.6	7.2	89%	5.8	134%
Copyrights and others	2.1	1.9	11%	2.6	-19%
Acquisition of property, plant and equipment	2.5	1.7	47%	3.0	-17%
TOTAL	39.4	24.1	63%	35.7	10%

1)	Excluding the effect of business combinations.

•	Arco’s corporate restructuring continues to take place. On July 1st, we concluded the incorporation of SAS subsidiaries, that will result in annual tax savings of approximately R$ 30 million. We expect to incorporate Nave a Vela in 2021, followed by Escola em Movimento (2022), Pleno (2022) and Studos (2022). As we keep incorporating other businesses into CBE (Companhia Brasileira de Educação e Sistemas de Ensino S.A., entity incorporating acquired businesses) we will be able to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 19.4% for 6M21 (versus 29.2% for 6M20).

Intangible assets - net balances (R$ MM)	2Q21	2Q20	YoY	1Q21	QoQ
Business Combination	2,374.1	1,683.7	41%	2,398.6	-1%
Trademarks	443.0	337.8	31%	449.5	-1%
Customer relationships	266.8	181.2	47%	275.3	-3%
Educational system	216.4	215.9	0%	224.5	-4%
Software	7.3	2.8	156%	7.9	-8%
Educational platform	6.0	13.4	-56%	6.1	-3%
Others[1]	15.9	15.8	0%	16.8	-6%
Goodwill	1,418.7	916.8	55%	1,418.4	0%
Operational	193.0	109.9	76%	177.0	9%
Educational platform[2]	136.0	79.4	71%	130.2	4%
Software	45.3	20.5	121%	34.8	30%
Copyrights	11.7	9.9	19%	11.8	-1%
Customer relationships	0.1	0.2	-34%	0.1	-12%
TOTAL	2,567.1	1,793.7	43%	2,575.6	0%

Amortization of intangible assets (R$ MM)	2Q21	2Q20	YoY	1Q21	QoQ
Business Combination	(55.0)	(17.6)	212%	(55.0)	0%
Trademarks	(6.4)	(4.6)	38%	(6.4)	-1%
Customer relationships	(8.5)	(5.9)	44%	(8.5)	0%
Educational system	(8.1)	(6.5)	24%	(8.0)	1%
Software	(0.6)	(0.3)	119%	(0.6)	-4%
Educational platform	(0.2)	0.2	-180%	(0.2)	0%
Others[1]	(1.2)	(0.5)	118%	(1.1)	4%
Goodwill	(30.1)	-	NA	(30.1)	0%
Operational	(20.6)	(8.3)	149%	(18.6)	11%
Educational platform[2]	(15.2)	(5.5)	175%	(13.6)	11%
Software	(3.4)	(1.2)	177%	(2.9)	16%
Copyrights	(2.1)	(1.5)	36%	(2.0)	2%
Customer relationships	(0.0)	(0.0)	0%	(0.0)	0%
TOTAL	(75.7)	(25.9)	192%	(73.6)	3%

1)	Non-compete agreements and rights on contracts.

2)	Includes content development in progress.

		Originates	Amortizations with tax benefit in 2Q21
Amortization of intangible assets (R$ MM)	Impacts P&L	tax benefit	Amortization	Tax benefit	Impact on net income
Business Combination			(46.3)	15.8	(30.6)
Trademarks	Yes	Yes[2]	(4.3)	1.5	(2.8)
Customer relationships	Yes	Yes[2]	(5.3)	1.8	(3.5)
Educational system	Yes	Yes[2]	(5.9)	2.0	(3.9)
Educational platform	Yes	Yes[2]	(0.2)	0.1	(0.1)
Others¹	Yes	Yes[2]	(0.5)	0.2	(0.3)
Goodwill	No	Yes[2]	(30.1)	10.2	(19.9)
Operational	Yes	Yes	(20.6)	7.0	(13.6)
TOTAL			(66.9)	22.8	(44.2)

1)	Non-compete agreements and rights on contracts.

2)	Amortizations are tax deductible only after the incorporation of the acquired business. In 2Q21, 22% of the balance of the intangible assets from business combinations generates tax benefits.

	Businesses with current tax benefit (already incorporated)
Amortization of intangible assets from business combination that generate tax benefit - schedule (R$ MM)	2021	2022	2023	2024	2025+	Undefined¹
Trademarks	16.9	16.9	16.9	16.9	244.0	132.0
Customer relationships	21.6	20.5	20.5	20.5	74.4	121.7
Educational system	23.0	21.9	21.0	21.0	101.7	33.9
Software	-	-	-	-	-	8.5
Educational platform	0.7	0.7	0.7	0.7	3.5	0.0
Others	1.3	1.2	1.1	0.9	-0.0	9.1
Goodwill	120.5	120.5	120.5	114.6	341.2	631.4
Total	184.1	181.8	180.8	174.7	764.9	936.7
Maximum tax benefit	62.6	61.8	61.5	59.4	260.1	318.5

1)	Businesses with future tax benefit (to be incorporated).

•	Arco’s cash and cash equivalent position[1] of R$866 million is enough to meet the obligations for the year of R$633 million in debt and accounts payable to selling shareholders. Additionally, we are currently working on a credit line of approximately R$900 million at attractive conditions to finance the previously announced acquisition of COC and Dom Bosco Core learning systems from Pearson and refinance existing debt.

1)	Sum of cash and cash equivalents and short-term financial investment.

2)	Accounts payable to selling shareholders do not include acquisitions announced still pending anti-trust approval or acquisitions closed after June 30, 2021.

•	Despite early in the commercial cycle, we see a clear acceleration in the pace of organic growth versus 2020. Cross-sell initiatives continue to play an important role in our commercial strategy, representing at this point 85% of the supplemental intake for the 2022 school year. Additionally, cross-sell initiatives are now powered by the creation of a centralized supplemental business unit, ArcoPlus, which will enable synergies among solutions.

•	In 2021 Arco launched SAS Adapt, a version of our legacy brand SAS that allows for higher customization, provides more detailed information on students’ engagement and pedagogical gaps, creates higher connectivity among all content available in the platform, and enables more personalized tracks and flexible curriculum. Such product evolution increases our reach to schools that demand more customization possibilities, especially the premium segment, as it allows them to adapt their curriculum and plan pedagogical interventions to fulfill their students’ needs. The access to the premium segment will also be a great opportunity to further improve our solutions as we gather feedback from the best schools in the country. SAS Adapt was created using the best technology available, relying on features from Studos, the adaptive learning solution acquired in September 2020, and Eduqo, a LMS provider acquired in July 2021.

•	Aligned with our commitment to continuously evolve our solutions, Arco is in the process of creating a single technology backbone for all our solutions. A dedicated area was created to lead this project, ArcoTech, that will consolidate Arco’s features and services such as WPensar, Escola em Movimento, Studos and Eduqo, while gathering the best technological features of the platforms of each of our brands, allowing us to simplify our structure and become an even more agile and responsive company, enhancing our solutions, and delivering a better experience to our clients. Eduqo, acquired in July 2021, further improves the backbone of our platform as its solutions fit into every school routine, with the mission of providing a personalized learning experience and helping schools to acquire more students based on data intelligence.

•	On August 10, Arco released its first ESG report, an important step towards disclosure improvement and commitment to increase our impact in the Brazilian Education sector. Our materiality assessment confirmed the three main themes to be addresses in this first report: impact on education, focus on people and strong and sustainable structure. The report can be downloaded at https://investor.arcoplatform.com/esg/.

Conference Call Information

Arco will discuss its second quarter 2021 results today, August 19, 2021, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 3181-8565. An audio replay of the call will be available through August 25, 2021, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of June 30, 2021, there was a total net impact of R$937 thousand on the Company's condensed consolidated financial statements related to the COVID-19 pandemic mainly related to: (i) additional expenses of R$ 1,102 thousand related to health care in food and emotional health programs to the Company’s employees, and (iv) savings on rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic, amounting R$165 thousand.

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the June 30, 2021 condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement (vi) software and (vii) educational platform resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders, plus/minus share of (profit) loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus interest expenses, net, plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the period adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Arco Platform Limited

Consolidated Statements of Financial Position

	June 30,	December 31,
(In thousands of Brazilian reais)	2021	2020
	(unaudited)
Assets
Current assets
Cash and cash equivalents	314,692	424,410
Financial investments	550,936	712,645
Trade receivables	406,408	415,282
Inventories	86,410	74,076
Recoverable taxes	20,377	19,304
Related parties	4,421	9,970
Other assets	35,363	24,073
Total current assets	1,418,607	1,679,760

Non-current assets
Deferred income tax	269,015	236,903
Recoverable taxes	1,122	1,121
Financial investments	27,618	10,349
Related parties	6,554	10,508
Other assets	31,044	22,239
Investments and interests in other entities	80,248	9,654
Property and equipment	26,222	26,087
Right-of-use assets	39,057	30,022
Intangible assets	2,567,100	2,549,637
Total non-current assets	3,047,980	2,896,520

Total assets	4,466,587	4,576,280

	June 30,	December 31,
(In thousands of Brazilian reais)	2021	2020
	(unaudited)
Liabilities
Current liabilities
Trade payables	48,764	40,925
Labor and social obligations	96,711	85,069
Taxes and contributions payable	4,883	9,676
Income taxes payable	32,584	44,731
Advances from customers	43,387	23,080
Lease liabilities	16,622	12,742
Loans and financing	305,587	107,706
Accounts payable to selling shareholders	676,378	656,014
Other liabilities	4,781	331
Total current liabilities	1,229,697	980,274

Non-current liabilities
Labor and social obligations	39,815	36,570
Lease liabilities	28,982	22,478
Loans and financing	3,142	203,413
Provision for legal proceedings	1,853	1,366
Accounts payable to selling shareholders	1,066,610	1,130,501
Other liabilities	772	794
Total non-current liabilities	1,141,174	1,395,122

Equity
Share capital	11	11
Capital reserve	2,203,141	2,200,645
Treasury shares	(107,936)	-
Share-based compensation reserve	89,297	80,817
Accumulated losses	(88,797)	(80,589)
Total equity	2,095,716	2,200,884

Total liabilities and equity	4,466,587	4,576,280

Arco Platform Limited

Interim Condensed Consolidated Statements of Income

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	256,301	234,864	587,973	496,443
Cost of sales	(68,103)	(43,120)	(155,228)	(110,340)
Gross profit	188,198	191,744	432,745	386,103
Operating expenses:
Selling expenses	(118,727)	(88,070)	(238,385)	(175,970)
General and administrative expenses	(61,988)	(60,139)	(136,294)	(126,922)
Other income (expense), net	975	347	2,500	759
Operating profit	8,458	43,882	60,566	83,970
Finance income	12,114	12,792	22,054	22,179
Finance costs	(45,678)	(30,752)	(84,292)	(69,091)
Finance result	(33,564)	(17,960)	(62,238)	(46,912)
Share of loss of equity-accounted investees	(1,728)	(3,293)	(2,751)	(3,999)

(Loss) profit before income taxes	(26,834)	22,629	(4,423)	33,059
Income taxes - income (expense)
Current	(18,544)	(22,435)	(35,897)	(54,623)
Deferred	25,359	16,050	32,112	41,629
Total income taxes – income (expense)	6,815	(6,385)	(3,785)	(12,994)
(Loss) net profit for the period	(20,019)	16,244	(8,208)	20,065

Basic earnings per share – in Brazilian reais
Class A	(0.35)	0.30	(0.14)	0.37
Class B	(0.35)	0.30	(0.14)	0.37
Diluted earnings per share – in Brazilian reais
Class A	(0.35)	0.29	(0.14)	0.36
Class B	(0.35)	0.30	(0.14)	0.37

Weighted-average shares used to compute net (loss) profit per share:
Basic	57,020	54,942	57,214	54,941
Diluted	57,307	55,335	57,501	55,334

Arco Platform Limited

Interim Condensed Consolidated Statements of Cash Flows

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
(Loss) profit before income taxes for the period	(26,834)	22,629	(4,423)	33,059
Adjustments to reconcile (loss) profit before income taxes
Depreciation and amortization	45,423	31,373	93,475	60,048
Inventory reserves	5,162	1,538	7,386	3,644
Allowance for doubtful accounts	6,610	6,386	10,499	12,554
Loss on sale/disposal of property and equipment and intangible assets disposed	2	780	135	1,452
Fair value change in financial instruments from acquisition interests	-	(913)	-	(859)
Changes in accounts payable to selling shareholders	2,677	294	489	6,894
Share of loss of equity-accounted investees	1,728	3,293	2,751	3,999
Share-based compensation plan	6,189	8,741	15,555	17,648
Accrued interest	5,216	5,733	8,905	6,975
Interest accretion on acquisition liability	26,643	16,711	54,024	36,977
Income non-cash equivalents	(4,729)	(3,617)	(8,495)	(5,656)
Interest on lease liabilities	1,138	687	2,157	1,419
Provision for legal proceedings	(857)	561	(211)	594
Provision for payroll taxes (restricted stock units)	1,948	3,158	1,427	9,046
Foreign exchange income	3,813	922	4,092	180
Other financial cost/revenue, net	(2,139)	(1,038)	(2,498)	(1,038)
	71,990	97,238	185,268	186,936
Changes in assets and liabilities
Trade receivables	109,460	39,179	385	18,467
Inventories	(15,545)	(7,078)	(11,967)	(7,563)
Recoverable taxes	2,944	(2,610)	2,467	(4,304)
Other assets	(4,524)	(1,865)	(8,455)	(18,901)
Trade payables	(4,893)	(16,353)	7,225	(3,715)
Labor and social obligations	7,921	21,164	10,256	15,622
Taxes and contributions payable	(2,279)	(219)	(5,083)	(2,779)
Advances from customers	(53,798)	(38,654)	19,985	10,826
Other liabilities	1,881	(924)	2,304	(982)
Cash generated from operations	113,157	89,878	202,385	193,607
Income taxes paid	(4,529)	(6,477)	(51,517)	(64,020)
Interest paid on lease liabilities	(743)	(285)	(1,603)	(710)
Interest paid on accounts payable to selling shareholders	(70)	-	(4,223)	-
Interest paid on loans and financing	(4,378)	-	(7,945)	-
Payments for contingent consideration	(332)	-	(332)	(3,696)
Net cash flows from operating activities	103,105	83,116	136,765	125,181

Investing activities
Acquisition of property and equipment	(2,534)	(1,665)	(5,532)	(4,042)
Investments in unconsolidated entities	(48,195)	-	(73,222)	(12,675)
Acquisition of subsidiaries, net of cash acquired	-	-	(15,217)	-
Payment of accounts payable to selling shareholders	(92,836)	-	(92,836)	-
Acquisition of intangible assets	(36,842)	(22,421)	(69,543)	(39,480)
Sale (purchase) of financial investments	97,818	60,774	152,935	(122,402)
Net cash flows (used in) from investing activities	(82,589)	36,688	(103,415)	(178,599)
Financing activities
Purchase of treasury shares	(56,711)	-	(109,737)	-
Payment of lease liabilities	(2,964)	(3,779)	(6,354)	(3,779)
Payment to owners to acquire entity’s shares	(949)	(1,001)	(19,442)	(1,001)
Loans and financing	(1,743)	1,801	(3,443)	198,372
Net cash flows (used in) from financing activities	(62,367)	(2,979)	(138,976)	193,592

Foreign exchange effects on cash and cash equivalents	(3,813)	(922)	(4,092)	(180)
Decrease (increase) in cash and cash equivalents	(45,664)	115,903	(109,718)	139,994

Cash and cash equivalents at the beginning of the period	360,356	72,991	424,410	48,900
Cash and cash equivalents at the end of the period	314,692	188,894	314,692	188,894
Decrease (increase) in cash and cash equivalents	(45,664)	115,903	(109,718)	139,994

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit for the period	(20,019)	16,244	(8,208)	20,065
(+/-) Income taxes	(6,815)	6,385	3,785	12,994
(+/-) Finance result	33,564	17,960	62,238	46,912
(+) Depreciation and amortization	45,423	31,373	93,475	60,048
(+) Share of loss of equity-accounted investees	1,728	3,293	2,751	3,999
EBITDA	53,881	75,255	154,041	144,018
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	9,324	15,480	21,048	31,440
(+) M&A expenses	3,853	2,427	7,850	3,991
(+) Non-recurring expenses	4,683	2,827	6,558	10,058
(+) Effects related to Covid-19 pandemic	523	4,591	1,152	7,993
Adjusted EBITDA	72,264	100,580	190,649	197,500

Net Revenue	256,301	234,864	587,973	496,443
EBITDA Margin	21.0%	32.0%	26.2%	29.0%
Adjusted EBITDA Margin	28.2%	42.8%	32.4%	39.8%

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit for the period	(20,019)	16,244	(8,208)	20,065
(+/-) Adjustments related to business combination	32,477	13,028	62,210	37,201
(+) Amortization of intangible assets from business combinations	24,890	18,252	49,752	36,235
(+/-) Changes in accounts payable to selling shareholders	2,677	294	489	6,894
(+) Interest on acquisition of investments, net (linked to a fixed rate)¹	9,545	7,557	14,452	16,256
(+) Interest on acquisition of investments, net (adjusted by fair value)²	17,098	8,921	39,572	20,240
(+/-) Tax effects	(21,733)	(21,996)	(42,055)	(42,424)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	9,324	15,480	21,048	31,440
(+/-) Changes in fair value of derivative instruments	-	(913)	-	(859)
(+) Share of loss of equity-accounted investees	1,728	3,293	2,751	3,999
(+/-) Foreign exchange on cash and cash equivalents	3,813	922	4,092	180
(+) M&A expenses	3,853	2,427	7,850	3,991
(+) Non-recurring expenses	4,683	2,827	6,558	10,058
(+) Effects related to Covid-19 pandemic	523	4,591	1,152	7,993
Adjusted Net Income	36,382	57,899	97,453	114,068

Net Revenue	256,301	234,864	587,973	496,443
Adjusted Net Income Margin	14.2%	24.7%	16.6%	23.0%

1)	Refer to interest expenses on liabilities related to business combinations and investments in associates that are linked to a fixed rate (CDI or SELIC).

2)	Refer to interest expense on liabilities related to business combinations and investments in associates that are adjusted by the fair value of the acquired business.

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash generated from operations	113,157	89,878	202,385	193,607
(-) Income tax paid	(4,529)	(6,477)	(51,517)	(64,020)
(-) Interest paid on lease liabilities	(743)	(285)	(1,603)	(710)
(-) Interest paid on investment acquisition	(70)	-	(4,223)	-
(-) Interest paid on loans and financing	(4,378)	-	(7,945)	-
(-) Payments for contingent consideration	(332)	-	(332)	(3,696)
Cash Flow from Operating Activities	103,105	83,116	136,765	125,181
(-) Acquisition of property and equipment	(2,534)	(1,665)	(5,532)	(4,042)
(-) Acquisition of intangible assets	(36,842)	(22,421)	(69,543)	(39,480)
Free Cash Flow	63,729	59,030	61,690	81,659

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Taxable Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(26,834)	22,629	(4,423)	33,059
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	466	16,567	9,036	25,776
(+) Amortization of intangible assets from business combinations before incorporation¹	4,859	25,025	9,760	39,549
(+/-) Changes in accounts payable to selling shareholders¹	21,765	15,765	39,411	32,883
(+/-) Share of loss of equity-accounted investees	(587)	(1,120)	(935)	(1,360)
(+) Net income from Arco Platform (Cayman)	8,151	4,649	13,800	5,279
(+) Fiscal loss without deferred	3,383	1,150	4,767	2,463
(+/-) Provisions booked in the period	8,854	13,288	13,327	24,598
(+) Tax loss carryforward	74,312	(12,493)	91,366	17,276
(+) Others	4,756	2,105	8,519	7,831
Taxable income	99,125	87,565	184,628	187,353

Current income tax under actual profit method	(33,702)	(29,773)	(62,773)	(63,700)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	2,774	4,368	3,266	4,929
Effective current income tax	(30,928)	(25,405)	(59,507)	(58,771)
% Effective tax rate	31.2%	29.0%	32.2%	31.4%
(+) Recognition of tax-deductible amortization of goodwill and added value²	11,097	923	21,935	1,845
(+/-) Other additions (exclusions)	1,287	2,047	1,675	2,303
Effective current income tax accounted for goodwill benefit	(18,544)	(22,435)	(35,897)	(54,623)
% Effective tax rate accounting for goodwill benefit	18.7%	25.6%	19.4%	29.2%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss,

2)	Added value refers to the fair value of intangible assets from business combinations,